November 8, 2001



Securities and Exchange Commission
Operations Center;  Att:  EDGAR Stop 0-7
6432 General Green Way
Alexandria, VA  22312-2413

Re:  Amendment to Schedule 13G

Ladies and Gentlemen:

We are filing the month-ended October 31, 2001
Amendment to Schedule 13G through
the EDGAR system, on behalf of Putnam Investments, Inc.,
 required to be filed by this
organization and certain of its affiliates pursuant to Section
13(d) and (g) of the Securities
and Exchange Act of 1934 and applicable applications thereunder.

Copies of the amendment are being sent to the issuer, as required by Rule 13d-1(b)(1).

Comments or questions concerning the above may be directed to Andrew J. Hachey at 1-
800-291-1000, Ext. 18235.

Very truly yours,



PUTNAM INVESTMENTS, LLC.



/s/

Andrew J. Hachey
Vice President and Counsel



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